

04046425


November 22, 2004

The Securities and Exchange Commission,
    The Office of International Corporate Finance,
        450 Fifth Street, N.W.,
            Washington, DC 20549,
                U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information
       Furnished Pursuant to Rule 12g3-2(b) Under the Securities
       Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

        Enclosed please find a copy of each of the documents to be furnished to
the Securities and Exchange Commission (the "Commission") pursuant to subparagraph
(1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as
amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the
Rule, the information furnished herewith is being furnished with the understanding that it
shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of
section 18 of the Exchange Act, and that neither this letter nor the furnishing of such
documents and information pursuant to the Rule shall constitute an admission for any
purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited
company incorporated in the laws of the People's Republic of China with limited liability,
is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8242-3410 or by fax at +86-755-8243-1029, or Mr. Jiang Liu of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Kai Da

(Enclosures)

cc: Jun Yao
        (Ping An Insurance (Group) Company of China, Ltd.)

        William Y. Chua
        Jiang Liu
        (Sullivan & Cromwell LLP)

List of Information Made public, Distributed or Filed

1. Announcement, dated November 19, 2004

2. Changes in Directorships, dated November 4, 2004

3. Announcement, dated October 20, 2004



中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA,LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2004 to 31 October 2004 were RMB45,346.65 million and RMB8,933.98 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.


By order of the Board
Yao Jun
Joint Company Secretary


Shenzhen, PRC, 18 November 2004

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe,Sun Jianyi, the non-executive directors of the Company are Li Heihu, Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei,Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in the South China Morning Post"



中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Resignation of Non-executive Director

The Board of Directors of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") announces that Mr. Gao Lei resigned as Non-executive Director and member of Remuneration Committee of the Company with effect from 4 November, 2004 as he is pursuing a new position in the State-owned Assets Supervision and Administration Commission of the Shenzhen Municipal Government. Mr. Gao has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to attention of the shareholders of the Company.

The Board would like to thank Mr. Gao for his valuable contribution to the Company during his tenure of office.

By order of the Board
Ma Mingzhe
Chairman

Shenzhen, PRC, 4 November 2004

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Li Heihu, Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in South China Morning Post"



RECEIVED

2004 DEC -1 A 11: 04

OFFICE OF INTER...

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA,LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2318)

Announcement

SUMMARY

Further to the announcement made by the Company dated 27 August 2004, the Company wishes to announce that accumulated premium income and relevant data concerning market share of insurance companies in the PRC for the period up to 30 September 2004 will be released on CIRC's website (http://www.circ.gov.cn) and announced the following information pursuant to Rule 13.09 of the Listing Rules.

The board of directors of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") would like to announce pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") that further to the announcement made by the Company dated 27 August 2004, China Insurance Regulatory Commission ("**CIRC**") will continue to release the information regarding the accumulated premium income and relevant data concerning the market share of the insurance companies in the PRC for the period from 1 January 2004 up to 30 September 2004 on its website (http://www.circ.gov.cn).

The Company has provided the unaudited accumulated premium income of Ping An Life Insurance Company of China, Ltd., and Ping An Property & Casualty Insurance Company of China, Ltd., which are the two of the principal operating subsidiaries of the Company receiving premium income, for the period from 1 January 2004 up to 30 September 2004 in the respective amount of RMB41,660.48 million and RMB8,091.11 million to CIRC for the purpose of the release on CIRC's website and the calculation by CIRC of the market share of the Company to be released on CIRC's website. The information provided by the Company is based on unaudited management accounts as contained in the monthly return required to be filed with CIRC by each PRC insurance company which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP and which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in according with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 October 2004

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Li Heihu, Gao Lei, Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Dicky Peter Yip, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon and Cheung Wing Yui.

"Please also refer to the published version of this announcement in the South China Morning Post"